UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  001-36310

Concert Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

65 Hayden Avenue, Suite 3000N
Lexington, Massachusetts 02421
(781) 860-0045
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.001 per share

Series X1 Preferred Stock, par value $0.001 per share

Pre-Funded Warrants to Purchase Shares of Common Stock, par value $0.001 per share

Warrants to Purchase Shares of Series X1 Preferred Stock, par value $0.001 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one (1).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Concert Pharmaceuticals, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date:	March 16, 2023	CONCERT PHARMACEUTICALS, INC.

		By:	/s/ Erik Zwicker
		Name:	Erik Zwicker
		Title:	Secretary